KW 3/14/14

SEC
Mail Processing
Section

[redacted]

14048100

MAR 04 2014

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Altrushare Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3814 Main Street
(No. and Street)

Manchester	VT	05254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C Drasher — 203-330-8100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T. Remus, CPA
(Name - if *individual, state last, first, middle name*)

3673 Quakerbridge Road PO Box 2555	Hamilton Square	NJ	08690
(Address)	(city)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Peter C Drasher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Altrushare Securities LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Managing Partner / CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows.
- ✓ (e) Statement of Changes in Members Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (1) An Oath or Affirmation.
- ✓ (m)A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o)Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Altrushare Securities LLC

STATEMENT OF FINANCIAL CONDITION

AND

SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

as of

December 31, 2013

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report

Members
Altrushare Securities LLC

I have audited the accompanying statement of financial condition of Altrushare Securities LLC as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Altrushare Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 13, 2014

ALTRUSHARE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	167,849
Commission receivable (net of allowance for doubtful accounts of $735)		42,030
Prepaid expenses		10,173
Total Current Assets		220,052
Property & Equipment		
Computer equipment		63,479
Furniture & fixtures		14,988
Leasehold improvements		4,668
Software		1,000
		84,135
Less: Accumulated depreciation		(79,382)
		4,753
Other Assets		
Security deposit		5,682
Receivable due from clearing organization		103,787
Total Assets	$	334,274

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts payable & accrued expenses	$	21,530
Soft dollar payable		116,904
Total Current Liabilities		138,434
Total Liabilities		138,434
Members' Equity		
Members' Equity		
Members Capital		1,584,988
Members (deficit)		(1,389,147)
Total Members' Equity		195,841
Total Liabilities and Members' Equity	$	334,274

See accompanying notes.

ALTRUSHARE SECURITIES LLC
Notes To Financial Statements
December 31, 2013

1 Organization and Nature of Business

Altrushare Securities LLC (the Company) was organized in the State of Delaware on April 6, 2005. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA.

The clearing and depository operations for the Company's customers are performed by a clearing organization pursuant to a clearance agreement. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Accounts Receivable

The Company establishes an allowance for uncollectible trade accounts receivable based on managements evaluation of the collectibility of outstanding accounts receivable. Accounts receivable are not collateralized.

(e) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Property and equipment is recorded at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains and losses on disposition of property and equipment are included in income.

(f) Revenue Recognition

The Company earns commissions from executing and clearing customer transactions in stock and options markets. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The Company recognizes revenue from consulting and referral fees in the period earned, generally when the assignment has been completed or as the consulting services are delivered.

(g) *Income Taxes*

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2013. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2013.

(h) Advertising and Marketing

Advertising and marketing costs of $9,485 are expensed as incurred

(i) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(j) Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of February 13, 2014 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

(k*) Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure far value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgement. Accordingly, the degree of judgement exercised in determining the fair vale is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value of Financial Instruments"

3 Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $173,485, which was $164,257 in excess of its required minimum net capital of $9,228. The Company's net capital ratio was 0.7979 to 1.

4 Leases

The Company rents office space in Manchester, VT under a lease dated January 3, 2009 and expiring on December 31, 2011. The lease is guaranteed by a member of the Company. The lease has not been renewed and is currently on a month to month basis. During the year management entered into a verbal agreement to reduce the rent to $1,500. per month.

Rent expense under the above leases for the year ended December 31, 2013 was $22,163.

5 Credit Risk and Concentrations

Two clients accounted for approximately 97.4% of commissions. At December 31, 2013 these customers accounted for approximately 100% of accounts receivable.

The Company maintains its cash balances in various financial institutions in amounts which, at times, may exceed federally insured limits. The Federal Deposit insurance Corporation insures the Company's bank accounts up to $250,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

6 Fair Value of Financial Instruments

Cash and cash equivalents, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2013 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2013 or during the year then ended.

8 Related Party Transactions

Guaranteed payments of $123,500 included in the Statement of Operations for the year ended December 31, 2013 are for payments to a member who provides services to the Company.

9 Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing organization on a fully disclosed basis. Therefore, all customer money balances and long and short positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the securities transactions introduced by the Company. In addition, the receivable from the clearing organization is pursuant to this clearing agreement and includes a clearing deposit required by the clearing broker. The clearing organization also requires the Company to maintain a minimum net capital balance of $100,000. This requirement is in addition to the minimum net capital balance requirement discussed in Note 3 above.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10 Anti-Money Laundering Program

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities. At December 31, 2013 the Company was in compliance with this program.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2013

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

Independent Auditor's Report on
Internal Accounting Control

Members
Altrushare Securities LLC

In planning and performing our audit of the financial statements of Altrushare Securities LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities (if applicable). This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 13, 2014

ALTRUSHARE SECURITIES LLC

OTHER INFORMATION
DECEMBER 31, 2013

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates pursuant to the exemptive provisions SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.